UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

November 2007 Up 15.2% Year over Year

Mexico City, December 6, 2007 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for November 2007 increased by 15.2% when compared to November 2006.

All figures in this announcement reflect comparisons between November 1 through November 30 2006 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2006	November 2007	% Change
Cancún	214,127	259,902	21.4
Cozumel	5,132	6,152	19.9
Huatulco	19,438	22,734	17.0
Mérida	83,822	121,088	44.5
Minatitlán	14,129	17,267	22.2
Oaxaca	25,801	44,853	73.8
Tapachula	16,159	16,008	(0.9)
Veracruz	57,400	82,218	43.2
Villahermosa	59,886	60,335	0.7
Total Domestic	495,894	630,557	27.2

International
Airport	November 2006	November 2007	% Change
Cancún	569,229	600,658	5.5
Cozumel	19,071	21,277	11.6
Huatulco	4,086	4,492	9.9
Mérida	10,899	10,084	(7.5)
Minatitlán	251	368	46.6
Oaxaca	2,748	4,236	54.1
Tapachula	462	283	(38.7)
Veracruz	4,381	5,809	32.6
Villahermosa	4,192	2,480	(40.8)
Total International	615,319	649,687	5.6

Total
Airport	November 2006	November 2007	% Change
Cancún	783,356	860,560	9.9
Cozumel	24,203	27,429	13.3
Huatulco	23,524	27,226	15.7
Mérida	94,721	131,172	38.5
Minatitlán	14,380	17,635	22.6
Oaxaca	28,549	49,089	71.9
Tapachula	16,621	16,291	(2.0)
Veracruz	61,781	88,027	42.5
Villahermosa	64,078	62,815	(2.0)
ASUR Total	1,111,213	1,280,244	15.2

Passenger traffic at the Villahermosa airport was impacted negatively by the flooding in the city of Villahermosa that occurred during the last week of October 2007.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: December 6, 2007